March 29, 2006

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

Structured Asset Securities Corporation

Amendment No. 3 to Registration Statement on Form S-3

Filed March 29, 2006

File No. 333-129480 (the “Registration Statement”)

Ladies and Gentlemen:

The undersigned, Structured Asset Securities Corporation (the “Company”), hereby requests that the effectiveness of the above-referenced Registration Statement be accelerated to 3:00 p.m., Eastern Standard Time, on March 31, 2006, or as soon thereafter as practicable.

The Company acknowledges that:

•

should the U.S. Securities and Exchange Commission (the “Commission”) or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

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the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

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the Company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

STRUCTURED ASSET SECURITIES CORPORATION

By:       /s/  Samir Tabet

Name:   Samir Tabet

Title:     Chairman